wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753



17 May 2010


SEC MAIL PROCESSING
RECEIVED
MAY 19 2010
WASH, D.C.
193
SECTION

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

SUPPL

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.





Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1 Information notified to the Regulatory Information Service between 16 April 2010 and 16 May 2010 (inclusive)

- Block Listing Six Monthly Return
- First Quarter Results to 4 April 2010
- Notification in relation to voting rights and capital
- Notification of transactions of a director and connected persons
- Seminar for investors and analysts

2. Documents filed with Registrar of Companies for Scotland

- Annual Report and Accounts 2009
  (Note: a copy of the Annual Report and Accounts 2009 has already been sent to SEC with letter dated 17 March 2010)

3. Documents submitted to the Financial Services Authority

None during the period

Regulatory Story

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Analyst & Investor Day
Released	07:00 14-May-2010
Number	9137L07



RNS Number : 9137L
Wolfson Microelectronics PLC
14 May 2010

14 May 2010

Wolfson Microelectronics plc

Seminar for investors and analysts

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, is hosting a seminar in London today for investors and analysts.

The briefing will provide investors and analysts with an opportunity to enhance their understanding of Wolfson's business and hear a detailed review of the different Wolfson technologies through a series of presentations given by the senior management of the Company.

No material price-sensitive information will be disclosed and no information relating to current trading will be provided during the seminar.

Copies of the presentations will be available later today on the website, www.wolfsonmicro.com.

Enquiries:

Wolfson Microelectronics
Mike Hickey, Chief Executive 0131 272 7000
Mark Cubitt, Chief Financial Officer

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

END

MSCKKNDQFBKDQPD

Regulatory Story



Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	18:30 13-May-2010
Number	9124L18


wolfson
microelectronics

RNS Number : 9124L
Wolfson Microelectronics PLC
13 May 2010

13 May 2010

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

NOTIFICATION OF TRANSACTIONS OF A DIRECTOR AND CONNECTED PERSONS

Wolfson has been notified of the following purchase of a beneficial interest in shares by Ross King Graham who is a non-executive director of the Company. Wolfson was notified of this share purchase today.

On 13 May 2010, Ross King Graham purchased 22,217 ordinary shares in the Company at 160.9186 pence per share.

Mr Graham's total beneficial holding in the shares in the company is 127,345 ordinary shares of 0.1 pence each, representing 0.11% of the issued share capital of the Company.

Wolfson has also been notified of the following purchase of shares by a trust of which Ross King Graham is a trustee. Wolfson was notified of this share purchase on 13 May 2010.

On 13 May 2010 the Ross Graham Discretionary Trust (the "Trust"), of which Mr Graham is a trustee and his adult children are beneficiaries, purchased 14,812 ordinary shares in the Company at 160.9186 pence per share. Following this transaction, the Trust holds a total of 37,053 ordinary shares in the Company, representing 0.03% of the issued share capital of the Company. Mr Graham does not hold a beneficial interest in the shares held by the Trust.

This notification is given in accordance with the DTR3.1.4R (1) (a).

Enquiries:

Wolfson Microelectronics	
Jill Goldsmith, Company Secretary	0131 272 7000
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Story

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	1st Quarter Results
Released	07:00 05-May-2010
Number	3277L07



RNS Number : 3277L
Wolfson Microelectronics PLC
05 May 2010

5 May 2010

Wolfson Microelectronics plc
First quarter results to 4 April 2010

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces its financial results for the first quarter ended 4 April 2010.

First quarter financial summary:

- Revenues up 13% to $28.5m (Q1 2009: $25.2m)
- Gross margin up to 51.5% (Q1 2009: 50.2%)
- Underlying* operating loss of $4.9m (Q1 2009: $3.6m)
- Operating loss of $7.1m (Q1 2009: $5.2m)

First quarter operational summary:

- 2009 design-ins beginning to transition to revenue, overcoming the normal Q4 to Q1 seasonal decline, and ramping to volume manufacturing in line with expectations
- Product development performance maintained with the launch of nine new products
- Strong design-in performance continuing, with over 90 new successes with both existing and new customers, further demonstrating the strength of the refreshed product portfolio
- Design-in of Wolfson's latest audio solution into a new Tier 1 smartphone platform. The Company anticipates this will translate to revenue in 2011
- Selected by a leading brand for its breakthrough new Windows Mobile phone

Outlook for second quarter:

- Revenue expected to be in the range $30m to $35m
- Backlog currently $27.5m compared to $23m at the equivalent point for Q1 2010
- Gross margin expected to be between 50% and 51%

Commenting on the results, Mike Hickey, CEO of Wolfson, said: "We continued to make progress in the first quarter of 2010 with revenues up both year-on-year and sequentially, coupled with increasingly strong design-in performance and the launch of another nine new products.

"Previously reported design-ins are transitioning to volume production in line with expectations. As more of these design-ins reach full production during the year, we expect our revenues to increase, leaving us well placed to return to sustainable profitability."

*Underlying results exclude: charges for the amortisation of acquired intangible assets (Q1 2010: $1.3m; Q4 2009: $1.3m; Q1 2009: $1.3m) and share-based compensation charges (Q1 2010: $0.9m; Q4 2009: $0.3m; Q1 2009: $0.3m) The term "underlying" is not defined in IFRS and therefore may not be comparable with similarly titled measures reported by other companies. Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures.

Enquiries:

Wolfson Microelectronics
Mike Hickey, Chief Executive 0131 272 7000
Mark Cubitt, Chief Financial Officer

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

Mike Hickey, CEO, and Mark Cubitt, Finance Director, will be hosting a conference call for investors and analysts at 0900 BST today: UK Dial-in +44 (0) 20 7138 0825; US Dial-in +1 212 444 0481. Replay of the conference call will be available from 1000 BST today on: +44 (0)20 7111 1244 or +1 347 366 9565 Access Pin 8429733#

An audio webcast of the call can be heard LIVE from 0900 BST today via http://www.wolfsonmicro.com/investor or www.streetevents.com

This document contains certain statements that are not historical facts, including statements about Wolfson's expectations and beliefs and statements with respect to its business plan, operations and financial performance and condition and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects" "anticipates", "estimates", "aims", "believes", "assumes", "should", and words of similar import, which are predictions of or indicate future events and future trends. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited, to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected.

Operating Review

Sales in the first quarter grew 4% sequentially to $28.5m, in contrast to the normal seasonal trend of a drop in revenue from Quarter 4 to Quarter 1, benefiting from initial production ramping of some previously won design-ins. Sales were up 13% compared to the equivalent period last year (Q1 2009: $25.2m).

Sequentially, the Company held sales broadly flat in the majority of applications segments. Mobile phones, multi-functional printers and eBook readers showed good growth. Sales into mobile phones grew 50% sequentially as some of the previously won design-ins began to ramp. Sales into digital still cameras (DSC) and personal navigation devices fell, although the Company expects some recovery in DSCs as the year progresses.

The 2009 design-ins scheduled to ramp to initial volume manufacture in Q1 2010, including some of Wolfson's audio hub design-ins from several Tier 1 mobile phone manufacturers, did so in line with expectations, with the balance still to ramp during 2010.

The Company secured over 90 new design-ins during the quarter. The most significant of these was a new audio solution designed into a smartphone handset platform, which is expected to generate revenue from 2011 onwards.

Wolfson is also delighted to have been selected by a leading brand for its breakthrough new Windows Mobile phone, with the inclusion of the high-performance, ultra low power audio hub.

New Products

In Q1 2010, Wolfson launched another nine new products. These products included the WM9090 and the WM9010, the two latest additions to the Company's audio amplifier portfolio, which will feature in a large number of the world's most highly integrated mobile phones. The WM8995 was also introduced as the world's first digital audio hub solution.

Audio Products

Wolfson has signed a licence agreement with Tensilica, a recognised leader in customisable digital signal processors. This agreement will allow Wolfson to integrate Tensilica's high quality digital signal processing IP cores into its audio system solutions. This will enhance Wolfson's ability to lead the way in bringing category-defining high definition (HD) sound to portable multimedia platforms, including mobile phones, netbooks, smartbooks and other converged multimedia devices.

Power Management

Record revenues in the quarter reinforce Wolfson's strengthening position in this market. Of particular note is the Company's leadership position in the rapidly expanding eBook reader market where the 835x family is ideally suited. Wolfson's relationship with applications processor vendor ZiiLABS was further strengthened with the selection of its WM8352 for the ZMS-08 System Module.

Noise Cancellation and Soundware Enhancement

During the quarter, Wolfson introduced the WM182, the Company's first stereo ear-bud noise cancellation headset reference design. This product can be customised and branded by customers for inbox solution or after-market sales. Wolfson's SoundStage™ software was selected by BBK Electronics, a leading Chinese mobile phone provider, for inclusion in its latest handset. This suite of audio enhancement software has now been incorporated into over 80 million devices worldwide.

MEMS Microphones

MEMS-based silicon microphone products shipped in volume to numerous customers during the quarter. These MEMS microphones are designed into multiple applications including mobile phones. Wolfson recently reported its move to the next stage of MEMS technology with the announcement of a new family of digital MEMS microphones.

Financial Review

Income Statement

The Company's financial performance for Q1 2010 is summarised below.

	Q1 2010		Q4 2009		Q1 2009	
	$m	% revs	$m	% revs	$m	% revs
Revenue	**28.5**		**27.5**		**25.2**	
Gross profit	**14.6**	**51.5%**	**14.0**	**50.9%**	**12.7**	**50.2%**
Overheads						
Research & development	(10.9)	38%	(9.8)	35%	(8.4)	33%
Distribution & selling	(5.9)	21%	(5.4)	20%	(4.8)	19%
Administration	(2.7)	9%	(3.1)	11%	(3.1)	12%
Underlying operating loss	**(4.9)**	**-17%**	**(4.3)**	**-15%**	**(3.6)**	**-14%**
Share based compensation	(0.9)	3%	(0.3)	1%	(0.3)	1%
Amortisation charges	(1.3)	5%	(1.3)	5%	(1.3)	5%
Operating loss	**(7.1)**	**-25%**	**(5.9)**	**-21%**	**(5.2)**	**-21%**
Net Interest Income	0.2	1%	0.1	-	0.5	2%
Loss before tax	**(6.9)**	**-24%**	**(5.8)**	**-21%**	**(4.7)**	**-19%**
Income tax	1.9		2.0		1.3	
Loss after tax	**(5.0)**	**-17%**	**(3.8)**	**-14%**	**(3.4)**	**-13%**
Average £/$ exchange rate	1.62		1.605		1.565	

Revenue

Revenue for Q1 2010 amounted to $28.5m, an increase of 4% from Q4 2009 revenue of $27.5m (Q1 2009: $25.2m, up 13%). The usual Q4 to Q1 seasonal decrease was reversed as the impact from the strong design-ins in 2009 began to flow through to revenues. Compared with Q1 2009, Wolfson's customer base was better balanced and growth was broadly based, demonstrating the traction the new products are achieving. The largest customer in Q1 2010 represented 12% of total revenue (Q4 2009: 11%, Q1 2009: 18%).

Gross Profit

Gross profit was $14.6m compared with $14.0m in Q4 2009 (Q1 2009: $12.7m). Gross margin improved to 51.5% of revenue from 50.9% in Q4 2009 (Q1 2009: 50.2%), driven by the product mix and effective supply chain management. The Company anticipates that gross margin in Q2 2010 will be between 50% and 51%.

Operating Expenses

Total underlying operating expenses were $19.5m in Q1 2010 compared with $18.3m in Q4 2009 (Q1 2009: $16.3m). The increase from Q4 2009 was due primarily to increased research and development on combined digital signal processor (dsp) and audio solutions and associated software, as well as increased distribution and selling costs to support the higher level of new customer product ramps. Excluded from underlying expenses are: i) Share-based compensation, calculated in accordance with IFRS 2, amounting to $0.9m, compared with $0.3m in Q4 2009 (Q1 2009: $0.3m), and ii) Amortisation charges relating to the intangible assets arising from the acquisitions in 2007 amounting to $1.3m, the same as for both Q4 2009 and Q1 2009.

Operating Profit

The underlying operating loss was $4.9m, compared with a $4.3m loss in Q4 2009 (Q1 2009: $3.6m loss).

Earnings and Taxation

Net finance income of $0.2m compared to $0.1m for Q4 2009 (Q1 2009: $0.5m). The non-cash finance expense of $0.3m (Q4 2009: $0.4m; Q1 2009: $0.4m) relates to the interest expense on the Company's defined benefit pension scheme obligation, and a charge relating to the notional interest on the discounted deferred consideration on the acquisitions in 2007.

The loss before tax was $6.9m, compared with a $5.8m loss for Q4 2009 (Q1 2009: $4.7m loss).

The effective tax rate was 28%. The effective tax rate is favourably affected by the availability of tax allowances on research and development expenditure, but is also adversely impacted by the lack of deferred tax relief available on share options that had exercise prices in excess of the share price on 2 April 2010.

The effective average US dollar to sterling rate for Q1 2010 was $1.62/£1, compared to $1.605/£1 for Q4 2009 and $1.565/£1 for Q1 2009. It is estimated that every 1 cent increase in the US dollar/sterling exchange rate has the effect of reducing the Company's operating profit by $300,000 on an annualised basis. Sterling-denominated overheads for Q1 2010 were hedged at $1.62/£1, and for 2010 as a year have been hedged at an average rate of $1.565/£1. No cover is currently in place for 2011.

The underlying fully diluted loss per share for Q1 2010 was 2.9 cents compared with a 2.3 cents loss in Q4 2009 (Q1 2009: 2.0 cents loss).

Cash Flow and Balance Sheet

Summarised Consolidated Cash Flow

	Q1 2010 $m	Q1 2009 $m
Loss before tax	(6.9)	(4.7)
Depreciation & amortisation	3.6	3.5
Net finance income	(0.2)	(0.5)
EBITDA	(3.5)	(1.7)
Share based compensation	0.8	0.3
Change in working capital	0.3	7.3
Foreign exchange gain	(0.2)	-
Income taxes received	0.1	0.1
Net cash flow from operating activities	(2.5)	6.0
Capital expenditure	(2.5)	(1.1)
Free cash flow	(5.0)	4.9
Purchase of own shares by Trust	(0.8)	-
Deferred consideration payments	(1.0)	-
Interest Received	0.2	0.9
Foreign exchange	(0.2)	(0.2)
Net cash (outflow) / inflow	(6.8)	5.6
Opening cash balances	97.8	92.2
Closing cash balances	91.0	97.8

Cash and short-term deposits amounted to $91.0m at 4 April 2010 compared to $97.8m at both 3 January 2010 and 5 April 2009.

Net cash outflow from operating activities was $2.5m in Q1 2010 compared to an outflow of $1.6m in Q4 2009, and a $6.0m inflow in Q1 2009. The inflow in Q1 2009 was driven by a $7.3m fall in working capital requirements on the back of the sharp downturn in trading experienced in late 2008, whereas working capital remained relatively stable in Q1 2010 and is expected to grow in line with trading as the Company progresses through the current year.

Days of inventory, trade debtors and trade payables were 72, 43 and 43 respectively (72, 43 and 48 days respectively at 3 January 2010; and 138, 43 and 43 days respectively at 5 April 2009).

Deferred consideration of $1.0m was paid in Q1 2010 in connection with delivery of certain milestones on the Sonaptic and Oligon acquisitions (Q4 2009: nil; Q1 2009: nil).

One of the Employee Share Trusts purchased 338,207 shares in the Company during Q1 2010 at an aggregate cost of $0.8m (Q4 2009: nil; Q1 2009: nil). The two Employee Share Trusts now hold a total of 4,790,415 shares in the Company, representing 4.2% of the issued share capital, to cover employee share-based awards.

Cash outflow on capital expenditure in Q1 2010 amounted to $2.5m compared to $1.3m in Q4 2009 and $1.1m in Q1 2009. This primarily represented spend on CAD licences and IT equipment.

Condensed consolidated income statement
For the period ended 4 April 2010

	Notes	**Q1 2010** **13-week period from 4 January 2010 to 4 April 2010 (Unaudited)**	Q1 2009 14-week period from 29 December 2008 to 5 April 2009 (Unaudited)	Q4 2009 13-week period from 5 October 2009 to 3 January 2010 (Unaudited)	53 weeks ended 3 January 2010*
		$'000	$'000	$'000	$'000
Revenue	2	**28,466**	25,219	27,544	121,331
Cost of sales		**(13,816)**	(12,557)	(13,543)	(59,850)
Gross profit	2	**14,650**	12,662	14,001	61,481
Distribution and selling costs	3	**(6,250)**	(5,001)	(5,540)	(21,280)
Research and development expenses	3	**(12,656)**	(9,915)	(11,328)	(44,012)
Administrative expenses	3	**(2,829)**	(2,964)	(2,985)	(11,989)
Operating loss	4	**(7,085)**	(5,218)	(5,852)	(15,800)
Financial income		**565**	891	391	2,306
Financial expenses		**(367)**	(403)	(369)	(1,316)
Net financing income		**198**	488	22	990
Loss before tax		**(6,887)**	(4,730)	(5,830)	(14,810)
Income tax credit	5	**1,926**	1,337	2,028	4,586
Loss for the period attributable to the Owners of the Company		**(4,961)**	(3,393)	(3,802)	(10,224)
Basic loss per share (cents)	6	**(4.30)**	(2.95)	(3.30)	(8.88)
Diluted loss per share (cents)	6	**(4.30)**	(2.95)	(3.30)	(8.88)

* The results for the 53 week period ended 3 January 2010 have been extracted from the statutory accounts for the 53 week period ended 3 January 2010, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Condensed consolidated statement of comprehensive income
For the period ended 4 April 2010

	Q1 2010 13-week period from 4 January 2010 to 4 April 2010 (Unaudited) $'000	Q1 2009 14-week period from 29 December 2008 to 5 April 2009 (Unaudited) $'000	Q4 2009 13-week period from 5 October 2009 to 3 January 2010 (Unaudited) $'000	53 weeks ended 3 January 2010* $'000
Loss for the period	**(4,961)**	(3,393)	(3,802)	(10,224)
Other comprehensive income:				
Actuarial loss on net defined benefit obligations	-	-	(604)	(2,875)
Deferred tax on net defined benefit obligations recognised in equity	-	-	169	805
Foreign exchange translation differences on foreign operations	-	-	4	3
Effective portion of changes in fair value of cash flow hedges	**(191)**	557	(8)	1,043
	(191)	557	(439)	(1,024)
Total comprehensive income for the period attributable to Owners of the Company	**(5,152)**	(2,836)	(4,241)	(11,248)

* The results for the 53 week period ended 3 January 2010 have been extracted from the statutory accounts for the 53 week period ended 3 January 2010, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Condensed consolidated balance sheet

As at 4 April 2010

	Notes	As at 4 April 2010 (Unaudited) $'000	As at 5 April 2009 (Unaudited) $'000	As at 3 January 2010* $'000
Assets				
Property, plant and equipment		**31,028**	33,045	32,094
Intangible assets		**34,683**	39,408	35,866
Total non-current assets		**65,711**	72,453	67,960
Inventories		**11,344**	19,372	11,289
Current tax assets		**3,338**	-	3,107
Trade and other receivables		**18,508**	14,735	16,624
Short-term deposits		**82,270**	92,417	83,251
Cash and cash equivalents		**8,761**	5,356	14,519
Total current assets		**124,221**	131,880	128,790
Total assets	*2*	**189,932**	204,333	196,750
Equity				
Issued capital		**192**	192	192
Share premium account		**58,899**	58,803	58,873
Capital redemption reserve		**503**	503	503
Hedging reserve		**(199)**	(494)	(8)
Retained earnings		**103,408**	114,933	108,455
Total equity attributable to equity holders of the parent		**162,803**	173,937	168,015
Liabilities				
Employee benefits		**2,107**	1,397	2,283
Provisions		**17**	-	91
Deferred tax liabilities		**699**	4,532	2,294
Other payables		**4,352**	6,337	5,851
Total non-current liabilities		**7,175**	12,266	10,519
Income tax payable		-	287	-
Trade and other payables, including derivatives		**19,682**	17,843	17,959
Provisions		**272**	-	257
Total current liabilities		**19,954**	18,130	18,216
Total liabilities		**27,129**	30,396	28,735
Total equity and liabilities		**189,932**	204,333	196,750

* The results for the 53 week period ended 3 January 2010 have been extracted from the statutory accounts for the 53 week period ended 3 January 2010, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Condensed consolidated statement of changes in equity

	Attributable to owners of the Company					
	Share capital	**Share premium**	**Capital redemption reserve**	**Hedging reserve**	**Retained earnings**	**Total equity**
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
Balance at 29 December 2008	192	58,801	503	(1,051)	117,885	176,330
Loss for the period	-	-	-	-	(3,393)	(3,393)
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	-	-	-	-
Deferred tax on net defined benefit obligations recognised in equity	-	-	-	-	-	-
Foreign exchange translation differences on foreign operations	-	-	-	-	-	-
Effective portion of changes in fair value of cash flow hedges	-	-	-	557	-	557
Total comprehensive income for the period ended 5 April 2009	-	-	-	557	(3,393)	(2,836)
Equity settled transactions, including tax effect	-	-	-	-	441	441
Share options exercised by employees	-	2	-	-	-	2
	-	2	-	-	441	443
Balance at 5 April 2009	192	58,803	503	(494)	114,933	173,937
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
Balance at 4 January 2010	192	58,873	503	(8)	108,455	168,015
Loss for the period	-	-	-	-	(4,961)	(4,961)
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	-	-	-	-
Deferred tax on net defined benefit obligations recognised in equity	-	-	-	-	-	-
Foreign exchange translation differences on foreign operations	-	-	-	-	-	-
Effective portion of changes in fair value of cash flow hedges	-	-	-	(191)	-	(191)
Total comprehensive income for the period ended 4 April 2010	-	-	-	(191)	(4,961)	(5,152)
Equity settled transactions, including tax effect	-	-	-	-	739	739
Share options exercised by employees	-	26	-	-	-	26
Company shares acquired by employee share trust	-	-	-	-	(825)	(825)
	-	26	-	-	(86)	(60)
Balance at 4 April 2010	**192**	**58,899**	**503**	**(199)**	**103,408**	**162,803**

Condensed consolidated statement of cash flows
For the period ended 4 April 2010

	Q1 2010 13-week period from 4 January 2010 to 4 April 2010 (Unaudited)	Q1 2009 14-week period from 29 December 2008 to 5 April 2009 (Unaudited)	Q4 2009 13-week period from 5 October 2009 to 3 January 2010 (Unaudited)	53 weeks ended 3 January 2010*
	$'000	$'000	$'000	$'000
Cash flows from operating activities				
Loss for the period	(4,961)	(3,393)	(3,802)	(10,224)
Adjustments for:				
Depreciation and amortisation	3,618	3,473	3,456	13,893
Foreign exchange (gains) / losses	(228)	180	(131)	364
Net financing income	(198)	(488)	(22)	(990)
Equity-settled share-based payment expenses	790	308	38	2,254
Income tax credit	(1,926)	(1,337)	(2,028)	(4,586)
	(2,905)	(1,257)	(2,489)	711
(Increase) / decrease in inventories	(55)	(383)	(323)	7,700
(Increase) / decrease in trade and other receivables	(1,731)	6,267	4,808	3,916
Increase / (decrease) in trade and other payables	2,214	1,262	(1,331)	2,693
(Decrease)/ increase in provisions and employee benefits	(89)	21	(2,200)	(2,340)
Cash (used in) / generated from the operations	(2,566)	5,910	(1,535)	12,680
Income taxes received / (paid)	107	66	(87)	(864)
Net cash (outflow) / inflow from operating activities	(2,459)	5,976	(1,622)	11,816

Condensed consolidated statement of cash flows
(continued)
For the period ended 4 April 2010

	Q1 2010	Q1 2009	Q4 2009	53 weeks ended 3 January 2010*
	$'000	$'000	$'000	$'000
Cash flows from investing activities				
Interest received	206	889	270	2,190
Acquisition of property, plant and equipment and intangible assets	(2,498)	(1,079)	(1,332)	(6,165)
Deferred consideration paid for acquisition of subsidiaries	(1,000)	-	-	(2,400)
Amounts withdrawn from /(placed on) short-term deposits	981	(12,810)	8,129	(3,644)
Net cash (outflow) / inflow from investing activities	(2,311)	(13,000)	7,067	(10,019)
Cash flows from financing activities				
Proceeds from the issue of share capital	26	2	-	72
Purchase of own shares held under trust	(825)	-	-	-
Interest paid	(15)	(22)	(26)	(72)
Net cash (outflow) / inflow from financing activities	(814)	(20)	(26)	-
Net (decrease) /increase in cash and cash equivalents	(5,584)	(7,044)	5,419	1,797
Cash and cash equivalents at start of period	14,519	12,586	8,947	12,586
Effect of exchange rate fluctuations on cash held	(174)	(186)	153	136
Cash and cash equivalents at end of period	8,761	5,356	14,519	14,519
Cash and cash equivalents at end of period	8,761	5,356	14,519	14,519
Short-term deposits at end of period	82,270	92,417	83,251	83,251
Total cash and short-term deposits at end of period	91,031	97,773	97,770	97,770

* The results for the 53 week period ended 3 January 2010 have been extracted from the statutory accounts for the 53 week period ended 3 January 2010, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Notes to the financial information

1. Basis of preparation

The financial information set out above contains the financial information of Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the thirteen week period ended 4 April 2010. The comparative periods are the fourteen week period ended 5 April 2009 and the thirteen week period ended 3 January 2010.

A copy of this press release is available on the Company's website at www.wolfsonmicro.com .

The financial information set out above does not constitute the Company's statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the fifty-three week period ended 3 January 2010, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU, are available on the Company's website at www.wolfsonmicro.com and have been delivered to the Registrar of Companies. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 498 (2) or (3) of the Companies Act 2006.

This financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's published consolidated financial statements for the fifty-three week period ended 3 January 2010, except for the following changes as described below. There is no actuarial gain or loss recognised for the thirteen week period ended 4 April 2010 as the Company has not updated the actuarial valuation of the defined benefit pension scheme, for accounting purposes, from the position as at 3 January 2010.

The following new standards, amendments to standards and interpretations are mandatory for the first time for financial periods commencing on 1 January 2010 but in the current financial period of the Group are not currently relevant for the Group:

- *IFRS 3 (revised) ' Business combinations'* and consequential amendments to *IAS27 'Consolidated and separate financial statements', IAS28 'Investments in associates'* and *IAS 31 'Interests in joint ventures'* are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. There were no acquisitions during the thirteen week period ended 4 April 2010. The Group does not have any joint ventures.
- *IFRIC 17 'Distributions of non-cash assets to owners'* effective for annual periods beginning on or after 1 November 2009. This is not currently applicable to the Group, as it has not made any non-cash distributions.
- *IFRIC 18 'Transfers of assets from customers'* is effective for transfers of assets received on or after 1 November 2009. This is not relevant to the Group, as it has not received any assets from customers.
- Revised IFRS 3 *'Business Combinations (2008)'* incorporates the following changes that may be relevant to the Group's operations:
  - Contingent consideration will be measured at fair value, with subsequent changes therein recognised in profit or loss.
  - Transaction costs, other than share and debt issue costs, will be expensed as incurred.
  - Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction by transaction basis.

  Revised IFRS 3, which becomes mandatory for the Group's 2010 consolidated financial statements, will be applied prospectively and there will be no impact on prior periods in the Group's 2010 consolidated financial statements. There were no business combinations during the thirteen week period ended 4 April 2010.

1. Basis of preparation *(continued)*

- Amended IAS 27 *'Consolidated and Separate Financial Statements (2008)'* requires accounting for changes in ownership interests by the Group in a subsidiary, while maintaining control, to be recognised as an equity transaction. When the Group loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with a gain or loss recognised in profit or loss. The amendments to IAS 27, which become mandatory for the Group's 2010 consolidated financial statements, have not had any impact on the condensed consolidated financial statements of the Group for the thirteen week period ended 4 April 2010.
- Amended IAS 39 *'Eligible Hedged Items - Amendment to IAS 39 Financial Instruments: Recognition and Measurement'* clarifies the existing principles that determine whether specific risks or portions of cash flows are eligible for designation in a hedging relationship. The amendment, which becomes mandatory for the Group's 2010 consolidated financial statements, has not had any impact on the condensed consolidated financial statements of the Group for the thirteen week period ended 4 April 2010.

In the process of applying the Group's accounting policies, management necessarily makes judgements and estimates that have a significant effect on the amounts recognised in the condensed financial statements. Changes in the assumptions underlying the estimates could result in a significant impact to the financial information. The most critical of these accounting judgement and estimation areas were noted in the Company's consolidated financial statements for the fifty-three week period ended 3 January 2010.

2. Segment information

The chief operating decision-maker has been identified as the Chief Executive Officer of the Company. The Chief Executive Officer reviews the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The Chief Executive Officer considers the business from a product technology and market segment perspective.

The Group currently has one reportable segment, as described below, which is the Group's Pure Sound segment. The following summary describes the operations in the Group's reportable segment:

> *Pure Sound* - this segment includes the supply and sale of integrated circuits containing Wolfson's high performance audio technologies. The product lines within this segment are categorised as: High Performance Audio, Low Power Audio, Audio Hubs, Imaging and Audio Amplifiers.

Other operating segments include the supply and sale of integrated circuits in the 'Smart Power', 'True Mics' and 'Enhanced Soundware' product lines. None of these segments meets any of the quantitative thresholds for determining reportable segments in 2009 or in Q1 2010 and, accordingly, the relevant revenue and segment gross profits are shown in aggregate as 'other operating segments'.

The Chief Executive Officer assesses the performance of the operating segments based on revenue and a measure of gross profit. The gross profit measurement basis excludes the effects of non-recurring expenditure from operating segments, such as restructuring costs and exceptional inventory write downs. Interest income and expenditure are not included in the result for each operating segment that is reviewed by the Chief Executive Officer. Other information provided to the Chief Executive Officer is measured in a manner consistent with that in the financial statements.

The assets and liabilities of the Group are not reviewed by the chief operating decision-maker on a segment basis. Therefore none of the Group's assets and liabilities are segmental assets and segmental liabilities respectively and all are unallocated for segmental disclosure

purposes.

2. Segment information *(continued)*

	Q1 2010 Period from 4 January 2010 to 4 April 2010	Q1 2009 Period from 29 December 2008 to 5 April 2009	Q4 2009 Period from 5 October 2009 to 3 January 2010	53 weeks ended 3 January 2010
	$000	$000	$000	$000
Segment revenue:				
Pure Sound	26,215	24,903	24,650	116,149
Other operating segments	2,251	316	2,894	5,182
Total revenue for the period	28,466	25,219	27,544	121,331
Reportable segment gross profit				
Pure Sound	14,247	12,272	12,513	58,712
Other operating segments	403	390	1,488	2,769
Total segment gross profit for the period	14,650	12,662	14,001	61,481

A reconciliation of gross profit to total profit / (loss) before income tax is provided as follows:

	Q1 2010 Period from 4 January 2010 to 4 April 2010	Q1 2009 Period from 29 December 2008 to 5 April 2009	Q4 2009 Period from 5 October 2009 to 3 January 2010	53 weeks ended 3 January 2010
	$000	$000	$000	$000
Gross profit for reportable segments	14,650	12,662	14,001	61,481
Gross profit for the period	14,650	12,662	14,001	61,481
Corporate overheads	(21,735)	(17,880)	(19,853)	(76,781)
Exceptional office lease charges	-	-	-	(500)
Operating loss for the period	(7,085)	(5,218)	(5,852)	(15,800)
Financial income	565	891	391	2,306
Financial expense	(367)	(403)	(369)	(1,316)
Loss before tax	(6,887)	(4,730)	(5,830)	(14,810)

2. Segment information *(continued)*

Reportable segments' assets are reconciled to total assets as follows:

	As at 4 April 2010	As at 5 April 2009	As at 3 January 2010
	$'000	$'000	$'000
Total assets for reportable segments	-	-	-
Assets for other operating segments	-	-	-
Goodwill and acquired intangible assets: from acquisition of Sonaptic Limited	27,898	32,601	29,098
Goodwill and acquired intangible assets: from acquisition of Oligon Limited	5,579	5,739	5,704
Other unallocated assets	156,455	165,993	161,948
Consolidated total assets	189,932	204,333	196,750

3. Operating expenses : reconciliation from Underlying to IFRS

	Underlying	Share-based compensation (including related payroll taxes)	Amortisation of acquired intangible assets	Exceptional charges	IFRS
	$000	$000	$000	$000	$000
Q1 2010					

period from 4 January to 4 April 2010					
Distribution and selling costs	**(5,894)**	(356)	-	-	**(6,250)**
Research and development expenses	**(10,932)**	(399)	(1,325)	-	**(12,656)**
Administrative expenses	**(2,639)**	(190)	-	-	**(2,829)**
	(19,465)	(945)	(1,325)	-	**(21,735)**
Q1 2009					
period from 29 December 2008 to 5 April 2009					
Distribution and selling costs	(4,822)	(179)	-	-	(5,001)
Research and development expenses	(8,457)	(204)	(1,254)	-	(9,915)
Administrative expenses	(3,039)	75	-	-	(2,964)
	(16,318)	(308)	(1,254)	-	(17,880)
Q4 2009					
period from 5 October 2009 to 3 January 2010					
Distribution and selling costs	(5,421)	(119)	-	-	(5,540)
Research and development expenses	(9,770)	(304)	(1,254)	-	(11,328)
Administrative expenses	(3,053)	68	-	-	(2,985)
	(18,244)	(355)	(1,254)	-	(19,853)

4. Operating loss : reconciliation from Underlying to IFRS

	Q1 2010 Period from 4 January 2010 to 4 April 2010	Q1 2009 Period from 29 December 2008 to 5 April 2009	Q4 2009 Period from 5 October 2009 to 3 January 2010	2009 53 weeks ended 3 January 2010
	$000	$000	$000	$000
Underlying operating loss	**(4,815)**	(3,656)	(4,243)	(7,713)
Share-based compensation	**(945)**	(308)	(355)	(2,571)
Amortisation of acquired intangible assets	**(1,325)**	(1,254)	(1,254)	(5,016)
Exceptional charges	-	-	-	(500)
Operating loss (IFRS)	**(7,085)**	(5,218)	(5,852)	(15,800)

5. Income tax credit

The income tax credit for the thirteen week period ended, and the related deferred tax asset as at, 4 April 2010 reflects the estimated total effective tax rate on the result before taxation for the Group of approximately 28% for the 52-week period ending 2 January 2011. This reflects the UK corporation tax rate applicable for that 52-week period of 28% as reduced by tax allowances on research and development expenditure and increased by share-based payment charges and other disallowable expenses.

6. Earnings per share

	Q1 2010 Period from 4 January 2010 to 4 April 2010 $000	Q1 2009 Period from 29 December 2008 to 5 April 2009 $000	Q4 2009 Period from 5 October 2009 to 3 January 2010 $000	53 weeks ended 3 January 2010 $000
Loss for the period attributable to equity shareholders (basic and diluted)	**(4,961)**	(3,393)	(3,802)	(10,224)

Exceptional charges after tax*	-	360

Amortisation of acquired intangible assets*	**954**	903	903	3,612
Share-based payment expenses*	**680**	222	255	1,851
Underlying loss for the period attributable to equity shareholders (basic and diluted)	**(3,327)**	(2,268)	(2,644)	(4,401)
	cents	cents	cents	cents
Basic loss per share	**(4.30)**	(2.95)	(3.30)	(8.88)
Diluted loss per share	**(4.30)**	(2.95)	(3.30)	(8.88)
Underlying basic loss per share	**(2.89)**	(1.97)	(2.29)	(3.82)
Underlying diluted loss per share	**(2.89)**	(1.97)	(2.29)	(3.82)

* After the estimated tax impact of this charge

6. Earnings per share *(continued)*

The weighted average number of ordinary shares used in the calculation of basic and diluted (loss) / earnings per share for each period were calculated as follows:

	Q1 2010 Period from 4 January 2010 to 4 April 2010	Q1 2009 Period from 29 December 2008 to 5 April 2009	Q4 2009 Period from 5 October 2009 to 3 January 2010	53 weeks ended 3 January 2010
	No. of shares	No. of shares	No. of shares	No. of shares
Issued ordinary shares at start of period	**115,238,980**	115,120,980	115,238,980	115,120,980
Effect of shares issued during the period from exercise of employee share options	**6,596**	255	-	39,875
Weighted average number of ordinary shares at end of period - for basic (loss) / earnings per share and for diluted loss per share	**115,245,576**	115,121,235	115,238,980	115,160,855

Effect of dilutive share options in issue	**452,921**	303,871	374,297	398,288
Weighted average number of ordinary shares at end of period - for diluted earnings per share	**115,698,497**	115,425,106	115,613,277	115,559,143

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	09:37 30-Apr-2010
Number	1186L09


wolfson
microelectronics

RNS Number : 1186L
Wolfson Microelectronics PLC
30 April 2010

Edinburgh, 30 April 2010

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,290,080 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,290,080.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Block Listing Six Monthly Return
Released	11:35 19-Apr-2010
Number	3922K11


wolfson
microelectronics

RNS Number : 3922K
Wolfson Microelectronics PLC
19 April 2010

BLOCK LISTING SIX MONTHLY RETURN

Date: 19 April 2010

Name of *applicant*:		Wolfson Microelectronics plc		
Name of scheme:		1995 Wolfson Microelectronics plc First Executive Share Option Scheme, 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme, 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme, 2003 Wolfson Microelectronics plc Executive Share Option Scheme A, 2003 Wolfson Microelectronics plc Executive Share Option Scheme B, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B		
Period of return:	From:	17 October 2009	To:	16 April 2010
Balance of unallotted securities under scheme(s) from previous return:		5,218,399		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		1995 Wolfson Microelectronics plc First Executive Share Option Scheme: 25,000 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme: 26,100 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme: Nil 2003 Wolfson Microelectronics plc Executive Share Option Scheme A: Nil 2003 Wolfson Microelectronics plc Executive Share Option Scheme B: Nil 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A: Nil 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B: Nil **Total: 51,100**		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,167,299		

Name of contact:	Jill Goldsmith
Telephone number of contact:	0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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